December 8, 2009

John Archfield
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:  October 16, 2009 Letter from the Commission to Stratus Media Group Inc.

Mr. Archfield:

This letter is to confirm the recent conversation you had with John Moynahan that we are requesting an extension to Friday, December 11, 2009 for a reply to the above letter.

Sincerely,

/s/ Paul Feller

Paul Feller
Principal Executive Officer